Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Three Months Ended March 31,
2017
Income before income and mining tax and other items (1)	$193
Adjustments:
Fixed charges excluding capitalized interest	70
Earnings available for fixed charges	$263
Fixed Charges:
Interest expense, net	$67
Portion of rental expense representative of interest	3
Fixed charges added to earnings	70
Capitalized interest	3
Total Fixed Charges	$73
Ratio of earnings to fixed charges	3.60

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.